UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GRAIL, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

384747101
(CUSIP Number)

August 26, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index Found on Page 11

1	NAMES OF REPORTING PERSONS
CRCM Opportunity Fund III, LP I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ **The reporting persons making this filing hold an aggregate of 1,645,655 shares of Common Stock, which is 5.3% of the class of securities.
(b)☑ **The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
397,435

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
397,435

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
397,435

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.28%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The denominator for this calculation is based on 31,049,148 shares of Common Stock outstanding as of August 11, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2024.

1	NAMES OF REPORTING PERSONS
CRCM Opportunity Fund IV, LP I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ **The reporting persons making this filing hold an aggregate of 1,645,655 shares of Common Stock, which is 5.3% of the class of securities.
(b)☑ **The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
626,080

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
626,080

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
626,080

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.01%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The denominator for this calculation is based on 31,049,148 shares of Common Stock outstanding as of August 11, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2024.

1	NAMES OF REPORTING PERSONS
CRCM Institutional Master Fund (BVI), Ltd. I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ **The reporting persons making this filing hold an aggregate of 1,645,655 shares of Common Stock, which is 5.3% of the class of securities.
(b)☑ **The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
600,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
600,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.93%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The denominator for this calculation is based on 31,049,148 shares of Common Stock outstanding as of August 11, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2024.

1	NAMES OF REPORTING PERSONS
CRCM LP I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ **The reporting persons making this filing hold an aggregate of 1,645,655 shares of Common Stock, which is 5.3% of the class of securities.
(b)☑ **The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,645,655

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,645,655

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,645,655

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*
The denominator for this calculation is based on 31,049,148 shares of Common Stock outstanding as of August 11, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2024.

1	NAMES OF REPORTING PERSONS
CRCM LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ **The reporting persons making this filing hold an aggregate of 1,645,655 shares of Common Stock, which is 5.3% of the class of securities.
(b)☑ **The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,645,655

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,645,655

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,645,655

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The denominator for this calculation is based on 31,049,148 shares of Common Stock outstanding as of August 11, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2024.

1	NAMES OF REPORTING PERSONS
Chung R. Ding I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ **The reporting persons making this filing hold an aggregate of 1,645,655 shares of Common Stock, which is 5.3% of the class of securities.
(b)☑ **The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
St. Kitts & Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,645,655

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,645,655

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,645,655

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
 The denominator for this calculation is based on 31,049,148 shares of Common Stock outstanding as of August 11, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2024.

Item 1.
(a) Name of Issuer:  GRAIL, Inc. (the “Company”)
(b) Address of Issuer’s Principal Executive Offices: 1525 O’Brien Drive, Menlo Park, CA 94025.

Item 2.
(a) Name of Person Filing:
This statement is jointly filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”
(i)	CRCM Opportunity Fund III, LP, a Delaware limited partnership (“CRCM Opportunity III);
(ii)	CRCM Opportunity Fund IV, LP, a Delaware limited partnership (“CRCM Opportunity IV);
(iii)	CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company (“CRCM Master Fund”);
(iv)
CRCM LP, a Delaware limited partnership and the investment manager (“Investment Manager”) of CRCM Opportunity III, CRCM Opportunity IV, and CRCM Master Fund (collectively, the “CRCM Funds”) and separately managed account clients (the “Managed Accounts”);

(v)
CRCM LLC, a Delaware limited liability company and the general partner (the “General Partner”) of the Investment Manager, with respect to the  shares held by the CRCM Funds and the Managed Accounts; and

(vi)
Chun R. Ding (“Ding”), is a citizen of St. Kits and Nevis and the managing partner of the Investment Manager, the manager of the General Partner, with respect to the shares held by the CRCM Funds and the Managed Accounts.

(b) Address of Principal Business Office or, if none, Residence:
The address of the principal business of (i-iii) CRCM Funds is 475 Sansome Street, Suite 730, San Francisco, CA 94111; (iv-vi) the Investment Manager, the General Partner, and Mr. Ding (c/o CRCM) is 475 Sansome Street, Suite 730, San Francisco, CA 94111.

(c) Citizenship:
The citizenship of each Reporting Person is set forth above.
(d) Title and Class of Securities:  Common Stock, $0.001 par value (“Common Stock”).
(e) CUSIP Number:  384747101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813):
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The shares of Common Stock reported hereby for the CRCM Funds are owned directly by the applicable fund.  The Investment Manager, as investment manager of the CRCM Funds and the Managed Accounts, may be deemed to be the beneficial owner of all such shares owned by the CRCM Funds and the Managed Accounts.  The General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all of such shares owned by the CRCM Funds and the Managed Accounts.  Mr. Ding, as managing partner of the Investment Manager, and manager of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such shares owned by the CRCM Funds and the Managed Accounts.  Each of the Investment Manager, the General Partner and Mr. Ding hereby disclaims any beneficial ownership of any such shares.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:  Not appliable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

Item 8.  Identification and Classification of Members of the Group:  Not applicable.

Item 9.  Notice of Dissolution of Group:  Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2024

/s/ Kelvin Koo

CRCM LLC,
On its own behalf and as the General Partner of
CRCM LP, and as the Investment Manager of
CRCM Institutional Master Fund (BVI), Ltd.
CRCM Opportunity Fund III, LP
CRCM Opportunity Fund IV, LP

By: Kelvin Koo, Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By: Kelvin Koo, Attorney-in-Fact for Chun R. Dung

Exhibit Index

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Exhibit 2	Power of Attorney appointing Kelvin Koo as true and lawful attorney-in-fact for Chun Ding (previously filed)

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

      The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: August 30, 2024

/s/ Kelvin Koo

CRCM LLC,
On its own behalf and as the General Partner of
CRCM LP, and as the Investment Manager of
CRCM Institutional Master Fund (BVI), Ltd.
CRCM Opportunity Fund III, LP
CRCM Opportunity Fund IV, LP

By: Kelvin Koo, Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By: Kelvin Koo, Attorney-in-Fact for Chun R. Dung